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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #12/03 ISSUED ON MARCH 24, 2003

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F ☐    Form 40-F ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on March 24, 2003 (#12/03)

2.
David S. Boles' Management Profile

March 24, 2003	12/03
For immediate release	Page 1 of 2

DAVID S. BOLES APPOINTED CHIEF OPERATING OFFICER,
QUEBECOR WORLD NORTH AMERICA

Montréal, Canada — Quebecor World Inc. (NYSE:TSE:IQW) is pleased to announce that David S. Boles has been appointed Chief Operating Officer, Quebecor World North America. Mr. Boles will be responsible for all of Quebecor World's operations in North America and will report to Jean Neveu, President and CEO Quebecor World Inc.

"I am pleased to assume this role to lead the largest business group of Quebecor World," said Mr. Boles. "My first priorities will be to clearly explain our new operating structure to all our customers and to further build on the excellent management teams already in place in all our business groups. Together, we will continue to develop our continental platform to provide maximum value to our customers and our shareholders."

Quebecor World's North American platform is the leading printer of magazines, catalogs, books, retail inserts and directories. Its full-service offering is further enhanced by complete pre-media and logistics services. Quebecor World North America has approximately 30,000 employees in more than 125 facilities and had 2002 revenues of approximately $5 billion.

Mr. Boles has 20 years of experience in the printing industry and was previously Co-Chief Operating Officer, Quebecor World North America. Previous to that appointment he was President of Quebecor World's North America Retail Insert and Sunday magazine Group.

"I am very pleased that David has agreed to take on these new responsibilities," said Jean Neveu, President and CEO Quebecor World Inc. "During his years at Quebecor World David has developed excellent relationships with many of our leading customers. This combined with his operational expertise makes him an excellent choice to lead our North American business going forward."

For immediate release	Page 2 of 2

Quebecor World North America's other Co-Chief Operating Officer, John R. Paloian has left the Company. Mr. Neveu accepted his resignation and wished him well in his future endeavours.

David Boles biography attached.

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information, please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118
(800) 567-7070

March 24, 2003	Page 1 of 1

MANAGEMENT PROFILE

DAVID S. BOLES NAMED CHIEF OPERATING OFFICER,
QUEBECOR WORLD NORTH AMERICA

David S. Boles
Chief Operating Officer, Quebecor World North America

For the past seven years, David Boles has managed all aspects of the Quebecor World's Retail and Sunday Magazine Group, including operations, sales, marketing and customer support. David was instrumental in the development of Quebecor World's industry-leading gravure manufacturing platform. David served as head of Human Resources for Quebecor World from 1992 to 1993, and has hands-on plant management experience. David joined Quebecor World in 1992 from Lawson Mardon Printing and Packaging. He is a seasoned veteran of the printing industry with 20 years of experience, ten of which have been at the executive level. David has a Master's degree in Business Administration from the University of Western Ontario.

For further information, please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: March 24, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
DAVID S. BOLES APPOINTED CHIEF OPERATING OFFICER, QUEBECOR WORLD NORTH AMERICA
MANAGEMENT PROFILE DAVID S. BOLES NAMED CHIEF OPERATING OFFICER, QUEBECOR WORLD NORTH AMERICA
SIGNATURES